UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2014
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE 401(k) STOCK PURCHASE PLAN
FOR EMPLOYEES OF CULLEN/FROST
BANKERS, INC. AND ITS AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CULLEN/FROST BANKERS, INC.
100 W. Houston Street
San Antonio, TX 78205
Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Financial Statements
and Supplemental Schedule
As of December 31, 2014 and 2013 and for the year ended December 31, 2014

Report of Independent Registered Public Accounting Firm
Compensation and Benefits Committee of
Cullen/Frost Bankers, Inc.
We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates’ financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
San Antonio, TX
June 25, 2015

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Participant-directed investments, at fair value	$500,195,007	$494,607,824
Receivables:
Employer contributions	748,819	679,376
Participant contributions	544,466	522,530
Notes receivable from participants	12,916,769	12,953,861
Net assets available for benefits	$514,405,061	$508,763,591
See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions:
Interest income on notes receivable from participants	$452,261
Dividend income on investments	22,433,792
Contributions:
Employer - cash	12,766,645
Participant	17,912,564
Participant roll-overs	3,580,233

Total additions	57,145,495
Deductions:
Benefits paid to participants	41,046,697
Administrative fees	175,270
Net depreciation in fair value of investments	10,282,058

Total deductions	51,504,025

Net change	5,641,470
Net assets available for benefits:
Beginning of year	508,763,591

End of year	$514,405,061

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements
December 31, 2014 and 2013
1. Significant Accounting Policies
Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Plan) are maintained on the accrual basis of accounting.
Investments. The Plan’s investments are composed of common stock of Cullen/Frost Bankers, Inc. (CFBI) and mutual funds. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Changes in fair value and gains and losses on the sale of investment securities are reflected in the statements of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments.
Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.
Notes Receivable from Participants. Notes receivable from participants are reported at the unpaid principal balance plus accrued interest on the loan. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
2. Description of the Plan
The following is a general description of the Plan. Participants should refer to the online summary of the Plan for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and covers full-time employees who complete 90 consecutive days of service and part-time employees who complete 90 consecutive days of service and are scheduled to work more than 1,000 hours in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.
Contributions and Investment Options. Participants may contribute an amount not less than 2% and not exceeding 50% of their compensation, limited by 401(k) regulations, and may direct investments of their accounts into various investment options offered by the Plan. Participants are able to invest their contributions in these funds in 1% increments. Participants must contribute to the Plan to receive a CFBI matching contribution. CFBI matches 100% of each participant’s contributions up to 6% of each participant’s annual compensation. The match is initially invested in the common stock of CFBI. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after the CFBI common stock contributions are allocated to the participant’s account.
Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (i) CFBI’s contributions and (ii) Plan earnings and charged with applicable expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting. Participants are immediately vested in all contributions (both those made by the participant and by CFBI) plus actual earnings thereon.
Participant Loans and Withdrawals. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (IRS) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.
Payment of Benefits. In the event of termination of employment, disability, retirement or death, the participant’s account will be distributed to the participant or the participant’s beneficiary, in the event of death, according to Plan terms. The payment shall equal the amount of the participant’s vested account in the Plan.
Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
3. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits as reported in the accompanying financial statements to net assets as reported in the Plan’s Form 5500 as of December 31, 2014 and 2013:

	December 31,
	2014	2013
Net assets available for benefits	$514,405,061	$508,763,591
Less: Employer contributions receivable	(748,819)	(679,376)
Less: Participant contributions receivable	(544,466)	(522,530)
Net assets as reported on Form 5500	$513,111,776	$507,561,685
The following is a reconciliation of net increase in net assets available for benefits as reported in the accompanying financial statements to net income as reported in the Plan’s annual report Form 5500 for the year ended December 31, 2014:

Net increase in net assets available for benefits	$5,641,470
Less: Employer contributions receivable at December 31, 2014	(748,819)
Less: Participant contributions receivable at December 31, 2014	(544,466)
Plus: Employer contributions receivable at December 31, 2013	679,376
Plus: Participant contributions receivable at December 31, 2013	522,530

Net income as reported on Form 5500	$5,550,091

4. Income Tax Status
The Plan has received a determination letter from the IRS dated June 27, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and related trust is tax-exempt.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

5. Investments
The following presents individual investments that represent 5% or more of the Plan’s net assets at year end:

	December 31,
	2014	2013
Cullen/Frost Bankers, Inc. common stock	$228,895,640	$242,319,146
AIM STIT Liquid Assets Fund	28,577,568	30,461,656
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value during 2014, as follows:

Mutual funds	1,213,580
Common stock	(11,495,638)
$(10,282,058)

6. Party-In-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Accordingly, transactions conducted by the trustee, Frost Bank; sub-custodian, Reliance Trust Company; the record-keeper, Massachusetts Mutual Life Insurance Company; and CFBI and its Affiliates, qualify as party-in-interest transactions.
Plan assets are held and managed by the sub-custodian and the Plan administrator. The sub-custodian invests cash received, interest and dividend income as directed by the participants of the Plan. The Plan administrator also makes distributions to participants.
Certain administrative functions are performed by employees of CFBI or its Affiliates; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.
7. Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
8. Fair Value Measurements
Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under ASC Topic 820 are described below. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at measurement date.
Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value, based on a quoted market price, of shares held by the Plan at year end.
These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The table below summarizes Plan investments measured at fair value as of December 31, 2014 and 2013. All of Plan’s investments were measured at fair value utilizing Level 1 valuation inputs at both December 31, 2014 and 2013.

	December 31, 2014	December 31, 2013
Common stock	$228,895,640	$242,319,146
Mutual funds:
Equity Funds:
Aggressive allocation	7,382,519	6,596,863
Conservative allocation	8,853,046	7,196,568
Diversified emerging markets	2,269,333	1,242,842
Foreign large growth	15,702,008	18,136,802
Large blend	21,238,659	17,846,737
Large growth	42,775,085	35,449,601
Large value	27,161,258	27,366,892
Mid-cap growth	13,462,089	12,035,392
Mid-cap value	15,720,237	13,264,374
Moderate allocation	30,114,467	27,086,917
Real estate	6,158,291	4,354,046
Small blend	9,931,646	8,964,157
Small growth		—
Small value	4,009,195	3,989,000
Fixed Income:
Inflation protected bond	4,539,020	4,745,788
Intermediate term bond	—	16,677,677
Short term bond	26,692,015	8,459,849
Money Market Funds	35,290,499	38,875,173
	$500,195,007	$494,607,824

Supplemental Schedule

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
EIN: 74-1751768 Plan No.: 003

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
Common Stock
*Cullen/Frost Bankers, Inc.	3,240,312	shares	$228,895,640
Mutual Funds
Aberdeen Emerging Markets Fund	168,223	shares	2,269,333
AIM STIT Liquid Assets Fund	28,577,568	shares	28,577,568
AIM STIT Treasury Fund	6,712,931	shares	6,712,931
American Funds AMCAP R6	799,681	shares	22,495,021
American Funds American Balanced R6	661,257	shares	16,372,738
Goldman Sachs Mid Cap Value Inst Fund	378,072	shares	15,720,237
Hartford Equity Income Y Fund	471,850	shares	8,946,291
Invesco Real Estate R6 Fund	232,916	shares	6,158,291
MFS Conservative Asset Allocation R4 Fund	601,842	shares	8,853,046
MFS Growth Allocation R4 Fund	403,637	shares	7,382,519
MFS Moderate Allocation Fund	826,322	shares	13,741,729
MFS Value R5 Fund	521,321	shares	18,214,967
PIMCO Real Return Fund	415,661	shares	4,539,020
T Rowe Price Mid-Cap Growth Fund	178,448	shares	13,462,089
Vanguard Institutional Index	112,570	shares	21,238,659
Vanguard Small Cap Index Admiral	177,763	shares	9,931,646
Victory Sycamore Small Company Opp I	101,576	shares	4,009,195
*Frost Growth Equity Fund	1,407,360	shares	20,280,064
*Frost International Equity Fund	2,282,269	shares	15,702,008
*Frost Low Duration Bond Fund	764,162	shares	7,863,222
*Frost Total Return Bond Fund	1,764,648	shares	18,828,793
			271,299,367

Total investments			$500,195,007

*Participant Loans	Interest rates ranging from 3.25% to 8.75%; varying maturity dates		$12,916,769

*Denotes party-in-interest

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates

Date: June 25, 2015	By:	/s/ Emily Skillman
Plan Administrator, Plan Chief Executive Officer and Plan Chief Financial Officer (Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification